UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR 3Q14 PASSENGER TRAFFIC UP 8.94% YOY

México D.F., October 22, 2014 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and nine-month periods ended September 30, 2014.

3Q14 Highlights1:

•	EBITDA[2] increased by 9.23% to Ps.879.90 million
•	Total passenger traffic was up 8.94%
•	Total revenues rose 12.22%, reflecting increases of 8.57% in aeronautical revenues, 9.16% in non-aeronautical revenues, and 48.69% in construction services revenues
•	Commercial revenues per passenger increased by 0.27% to Ps.71.44
•	Operating profit increased by 9.42%
•	EBITDA margin was 59.86% compared to 61.50% in 3Q13

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and nine-month periods ended September 30, 2014, and the equivalent three- and nine-month periods ended September 30, 2013. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.13.4330

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 3Q14, Page 1 of 19

Passenger Traffic

Total passenger traffic for the third quarter of 2014 increased year-over-year by 8.94%, reflecting increases of 8.04% in domestic passenger traffic and 9.88% in international passenger traffic.

The 8.04% growth in domestic passenger traffic was driven by increases at the majority of ASUR’s airports. The 9.88% growth in international passenger traffic resulted mainly from an increase of 9.94% in traffic at Cancun airport.

Passenger traffic for 9M14 increased by 8.54%, reflecting increases of 8.36% in domestic passenger traffic and 8.67% in international passenger traffic.

Table I: Domestic Passengers (in thousands)

Airport	3Q13	3Q14	% Change	9M2013	9M 2014	% Change
Cancún	1,595.6	1,681.9	5.41	3,846.7	4,098.4	6.54
Cozumel	22.5	23.1	2.67	62.9	59.2	(5.88)
Huatulco	109.8	107.1	(2.46)	298.5	292.7	(1.94)
Mérida	305.8	336.8	10.14	862.6	956.8	10.92
Minatitlán	47.3	57.5	21.56	115.4	165.4	43.33
Oaxaca	120.0	128.9	7.42	330.2	346.3	4.88
Tapachula	35.0	38.3	9.43	104.8	113.8	8.59
Veracruz	230.8	279.2	20.97	667.5	775.1	16.12
Villahermosa	243.4	275.2	13.06	694.3	759.1	9.33
TOTAL	2,710.2	2,928.0	8.04	6,982.9	7,566.8	8.36

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q13	3Q14	% Change	9M2013	9M 2014	% Change
Cancún	2,404.9	2,644.0	9.94	8,408.7	9,127.9	8.55
Cozumel	65.5	85.9	31.15	293.7	352.0	19.85
Huatulco	5.6	5.0	(10.71)	75.6	80.0	5.82
Mérida	30.7	29.9	(2.61)	88.6	88.7	0.11
Minatitlán	2.3	2.6	13.04	5.8	6.6	13.79
Oaxaca	16.1	15.1	(6.21)	43.6	44.8	2.75
Tapachula	2.3	3.0	30.43	6.0	9.0	50.00
Veracruz	27.3	23.9	(12.45)	72.9	66.1	(9.33)
Villahermosa	18.8	18.5	(1.60)	45.4	49.1	8.15
TOTAL	2,573.5	2,827.8	9.88	9,040.3	9,824.2	8.67

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 3Q14, Page 2 of 19

Table III: Total Passengers (in thousands)

Airport	3Q13	3Q14	% Change	9M2013	9M 2014	% Change
Cancún	4,000.5	4,325.9	8.13	12,255.4	13,226.3	7.92
Cozumel	88.0	109.0	23.86	356.6	411.2	15.31
Huatulco	115.4	112.1	(2.86)	374.1	372.7	(0.37)
Mérida	336.5	366.7	8.97	951.2	1,045.5	9.91
Minatitlán	49.6	60.1	21.17	121.2	172.0	41.91
Oaxaca	136.1	144.0	5.80	373.8	391.1	4.63
Tapachula	37.3	41.3	10.72	110.8	122.8	10.83
Veracruz	258.1	303.1	17.44	740.4	841.2	13.61
Villahermosa	262.2	293.1	12.01	739.7	808.2	9.26
TOTAL	5,283.7	5,755.8	8.94	16,023.2	17,391.0	8.54

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q14

Total revenues for 3Q14 increased year-over-year by 12.22% to Ps.1,469.94 million. This was mainly due to increases of:

•	8.57% in revenues from aeronautical services, mainly as a result of the 8.94% increase in passenger traffic;

•	9.16% in revenues from non-aeronautical services, principally reflecting the 9.19% increase in commercial revenues detailed below.

•	48.69% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 9.19% year-over-year during 3Q14, principally due to an 8.94% increase in total passenger traffic. There were increases in revenues from the following activities:

•	4.85% in retail operations;
•	33.61% in food and beverage;
•	11.68% in car rental revenues;
•	22.89% in other revenue;
•	1.34% in advertising;
•	25.08% in parking lot fees;
ASUR 3Q14, Page 3 of 19

•	11.42% in banking and currency exchange services;
•	14.42% in ground transportation; and
•	4.24% in teleservices.

Duty-free revenues, however, declined 3.05% year-over-year.

Retail and Other Commercial Space
Opened since September 30, 2013

Business Name	Type	Opening Date
Cancun
NI Digital	Teleservices	October 2013
Convenience Stores (3 in T1)	Convenience Store Ventas detalle	November 2013
Entretenimiento A Tu Alcance (4 in T1)	Food & Beverage	November 2013
Servicios Turísticos	Tourism Booth	November 2013
MAC T3	Retail	December 2013
MOBO (2 in T2)	Retail	November 2013
Dufry T1	Retail	December 2013
Island Cabo (2 in T1)	Retail	December 2013
Sunglass Hut	Retail	December 2013
Oakley	Retail	January 2014
Secure Wrap	Retail	February 2014
Sunglass Hut	Retail	March 2014
Blanc Du Nil	Retail	March 2014
U-Save	Car rental	June 2014
Wayan Natural (T1)	Retail	June 2014
Cronometria (T2)	Retail	June 2014
Harley Davidson (T1)	Car rental	June 2014
Cinco Soles (T2)	Retail	June 2014
Tax Free	Services	September 2014
Merida
Abito	Retail	March 2014
Veracruz
Sunglass Hut	Retail	February 2014
Villahermosa
National	Car Rental	December 2013
Sunglass Hut	Retail	March 2014
Cozumel
FOX	Car Rental	May 2014
Sunglass Hut	Retail	May 2014

ASUR 3Q14, Page 4 of 19

Business Name	Type	Opening Date
Oaxaca
Rentame	Car Rentals	December 2013
Sunglass Hut	Retail	March 2014
Huatulco
Sunglass Hut	Retail	March 2014
Minatitlán
Sunglass Hut	Retail	March 2014

Table IV: Commercial Revenues per Passenger for 3Q14

	3Q13	3Q14	% Change
Total Passengers (‘000)	5,324	5,797	8.89
Total Commercial Revenues	379,319	414,166	9.19
Commercial revenues from direct operations (1)	98,154	101,934	3.85
Commercial revenues excluding direct operations	281,165	312,232	11.05

	3Q13	3Q14	% Change
Total Commercial Revenue per Passenger	71.25	71.44	0.27
Commercial revenue from direct operations per passenger (1)	18.44	17.58	(4.66)
Commercial revenue per passenger (excluding direct operations)	52.81	53.86	1.99

Note: For purposes of this table, approximately 40,300 and 41,400 transit and general aviation passengers are included in 3Q13 and 3Q14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 3Q14, ASUR recognized Ps.167.87 million in revenues from “Construction Services”, a 48.69% year-on-year increase reflecting higher capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decline in Construction Revenues in 3Q14 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

ASUR 3Q14, Page 5 of 19

Total operating costs and expenses for 3Q14 rose 15.44% year-over-year, primarily due to the following increases:

•	48.69% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period; and

•         8.82% in cost of services, principally reflecting higher maintenance, security and energy costs resulting from reopening of Terminal 1 at Cancun Airport in November 2013;

•	0.23% in administrative expenses;

•	9.26% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	8.60% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	7.99% in depreciation and amortization, resulting mainly from capitalized investments.

Table V: Operating Costs and Expenses for 3Q14

	3Q13	3Q14	% Change
Cost of Services	249,509	271,516	8.82
Construction Costs	112,898	167,869	48.69
Administrative	44,631	44,735	0.23
Technical Assistance	42,411	46,340	9.26
Concession Fees	54,865	59,583	8.60
Depreciation and Amortization	105,569	114,001	7.99
TOTAL	609,883	704,044	15.44

Operating margin for the quarter declined to 52.10% from 53.44% in 3Q13, reflecting increases of 15.44% in expenses and 12.22% in revenues.

Comprehensive Financing Gain (Loss) for 3Q14 was a Ps.21.73 million loss, compared to a Ps.2.29 million gain in 3Q13. This was principally due to the impact of the 3.56% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to a lower depreciation of 1.13% in 3Q13.

ASUR 3Q14, Page 6 of 19

Table VI: Comprehensive Financing Result (Cost)

	3Q13	3Q14	Change	% Change
Interest income	30.105	33,356	3,251	10.80
Interest expenses	(17,456)	(20,578)	(3,122)	17.88
(Loss) gains on valuation of Derivatives	-	-	-	-
Foreign exchange gain (loss), net	(10,356)	(34,513)	(24,157)	233.27
Total	2,293	(21,735)	(24,027)	(1,048.06)

Income (Loss) from Equity Investment in Joint Venture.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport in Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118.00 million capital contribution to Aerostar corresponding to its 50% membership interest in Aerostar. ASUR accounts for its ownership stake in Aerostar through the equity method, in accordance with IFRS. In addition, ASUR made a US$100.00 million subordinated shareholder loan to Aerostar in 1Q13.

During 3Q14 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.21.31 million. In addition, ASUR recorded a Ps.51.24 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar in 3Q14. In 3Q13, ASUR reported a net gain of Ps.0.33 million from our equity in the income of Aerostar and a Ps.16.52 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

During 3Q14 total passenger traffic at the SJU airport increased 3.7% to 2,185,919 from 2,107,097 in third quarter 2013.

Income Taxes.

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its

ASUR 3Q14, Page 7 of 19

subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 3Q14 declined by Ps.7.62 million, or 3.97% year-over-year, principally due to the following factors:

•         A Ps.8.18 million decline in IETU as a result of the repeal of the IETU Law starting on January 1, 2014;

•         A Ps.18.67 million increase in the provision for income taxes, as the Veracruz and Villahermosa airports began recognizing income tax from December 2013.

•         A Ps.13.49 million decline in deferred income taxes reflecting the recognition of the effects of inflation in the residual value of assets.

•	A Ps.4.15 million decrease in deferred IETU due to the repeal of the IETU Law.

Net income for 3Q14 increased by 13.80% to Ps.581.37 million from Ps.510.87 million in 3Q13. Earnings per common share for the quarter were Ps.1.9379, or earnings per ADS (EPADS) of US$1.4427 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.7029, or EPADS of US$1.2677, for the same period last year. This increase principally reflects a gain of Ps.21.31 million in 3Q14 corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.0.36 million reported in the same period in 2013, as well as the 12.22% increase in ASUR’s revenues.

Table VII: Summary of Consolidated Results for 3Q14

	3Q13	3Q14	% Change
Total Revenues	1,309,836	1,469,941	12.22
Aeronautical Services	765,763	831,410	8.57
Non-Aeronautical Services	431,175	470,662	9.16
Commercial Revenues	379,319	414,166	9.19
Construction Services	112,898	167,869	48.69
Operating Profit	699,953	765,897	9.42
Operating Margin %	53.44%	52.10%	(2.32%)
EBITDA	805,522	879,898	9.23
EBITDA Margin %	61.50%	59.86%	(2.50%)
Net Income	510,867	581,374	13.80
Earnings per Share	1.7029	1.9379	13.80
Earnings per ADS in US$	1.2677	1.4427	13.80

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.4330

ASUR 3Q14, Page 8 of 19

Consolidated Results for 9M14

Total revenues for 9M14 increased year-over-year by 5.69% to Ps.4,193.71 million, mainly due to the following increases:

•	6.31% in revenues from aeronautical services as a result of the 8.54% increase in passenger traffic during the period;

•	9.91% in revenues from non-aeronautical services, principally as a result of the 9.94% increase in commercial revenues detailed below.

These increases were partially offset by an 18.93% decline in construction services in connection with lower capital investments during the period.

Commercial revenues for 9M14 rose by 9.94% year-over-year, principally as a result of revenue increases in the following areas:

•         9.45% in retail operations;

•         0.69% in duty-free stores;

•         19.56% in food and beverage;

•         15.20% in car rentals;

•	22.96% in other income;
•	3.33% in advertising;

•         18.12% in parking lot fees;

•         16.97% in banking and currency exchange services;

•         15.03% in ground transportation services; and

•         7.77% in teleservices.

Table VIII: Commercial Revenues per Passenger for 9M14

(in thousands)

	9M13	9M14	% Change
Total Passengers *(‘000)	16,152	17,526	8.51
Total Commercial Revenues	1,182,389	1,299,900	9.94
Commercial revenues from direct operations (1)	277,592	311,558	12.24
Commercial revenues excluding direct operations	904,797	988,342	9.23

ASUR 3Q14, Page 9 of 19

	9M13	9M14	% Change
Total Commercial Revenue per Passenger	73.20	74.17	1.33
Commercial revenue from direct operations per passenger (1)	17.19	17.78	3.43
Commercial revenue per passenger (excluding direct operations)	56.01	56.39	0.68

* For purposes of this table, approximately 128,900 and 134,900 transit and general aviation passengers are included for 9M13 and 9M14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Total operating costs and expenses for 9M14 rose by 4.37% year-on-year. This was primarily due to the following increases:

•         12.17% in cost of services, principally due to the reopening of Terminal 1 at Cancun Airport in November 2013, as well as the higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR. The increase also reflects higher maintenance and security expenses, partially offset by the reimbursement to ASUR of fees previously paid to third parties in connection with ASUR’s participation in the SJU privatization project, including travel expenses;

•         7.07% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	6.96% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	8.87% in depreciation and amortization resulting mainly from higher capitalized investments.

These increases more than offset the following declines:

•	18.93% in construction costs, reflecting lower committed improvements made to concessioned assets during the period; and

•	3.54% in administrative expenses, principally reflecting higher professional fees and travel expenses in connection with SJU airport in 9M13.

Excluding accumulated expenses and reimbursements in connection with the SJU privatization project, cost of services would have increased by 10.73%.

ASUR 3Q14, Page 10 of 19

Table IX: Operating Costs and Expenses for 9M14

	9M13	9M14	% Change
Cost of Services	715,554	802,644	12.17
Construction Costs	288,977	234,260	(18.93)
Administrative	133,594	128,871	(3.54)
Technical Assistance	133,046	142,457	7.07
Concession Fees	168,996	180,763	6.96
Depreciation and Amortization	312,074	339,758	8.87
TOTAL	1,752,241	1,828,753	4.37

Operating margin increased to 56.39% in 9M14, from 55.84% in 9M13. This was mainly the result of the 5.69% increase in revenues which more than offset the 4.37% increase in operating expenses for the period.

Comprehensive Financing Gain (Loss) for 9M14 was an Ps.8.22 million loss, compared to a Ps.16.59 million loss in 9M13, principally due to a Ps.27.57 million foreign exchange loss in 9M14 resulting from the impact of the 2.67% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position. This compares with a Ps.54.60 million foreign exchange loss in 9M13 resulting from the impact of the 6.58% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

Interest income declined by Ps.13.64 million year-on-year reflecting lower income from short-term investments resulting from the decline in cash balance during the period related to the dividend payment in December 2013. Interest expense increased by Ps.5.02 million, reflecting the disbursement of loans from BBVA Bancomer and Merrill Lynch in February 2013.

Table X: Comprehensive Financing Gain (Loss)

	9M13	9M14	Change	% Change
Interest income	94,397	80,757	(13,640)	(14.45)
Interest expenses	(56,387)	(61,410)	(5,023)	8.91
(Loss) gains on valuation of derivatives	-	-	-	-
Foreign exchange gain (loss), net	(54,598)	(27,571)	27,026	(49.50)
Total	(16,588)	(8,225)	8,363	(50.42)

ASUR 3Q14, Page 11 of 19

Income (Loss) from Equity Investment in Joint Venture.

During 9M14, our equity in the income of Aerostar was a net income of Ps.53.75 million. In addition, ASUR recorded a Ps.38.92 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

From February 28, 2013 to September 30, 2013 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.94.92 million, principally due to Ps.113.8 million in one-off costs resulting from all expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of SJU airport, including market research, preparation of all bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management; together with an operational gain of Ps.18.88 million generated between February 28, 2013 until September 30, 2013. In addition, ASUR recorded a Ps.46.62 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements, in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU for 9M14 was 6,605,557.

Net income for 9M14 increased by 7.17% to Ps.1,770.49 million. Earnings per common share for the nine-month period were Ps.5.9016 or earnings per ADSs (EPADS) of US$4.3934 (one ADS represents ten series B common shares). This compares with Ps.4.0993, or EPADS of US$5.5066, for 9M1H13. This increase principally reflects a gain of Ps.53.75 million in 3Q14 corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to a loss of Ps.94.92 million reported in the same year-ago period, as well as the 5.69% increase in ASUR’s revenues.

ASUR 3Q14, Page 12 of 19

Table XI: Summary of Consolidated Results for 9M14

(in thousands)

	9M13	9M14	% Change
Total Revenues	3,967,761	4,193,706	5.69
Aeronautical Services	2,335,080	2,482,515	6.31
Non-Aeronautical Services	1,343,704	1,476,931	9.91
Commercial Revenues	1,182,389	1,299,900	9.94
Construction Services	288,977	234,260	(18.93)
Operating Profit	2,215,520	2,364,953	6.74
Operating Margin %	55.84%	56.39%	0.98%
EBITDA	2,527,594	2,704,711	7.01
EBITDA Margin %	63.70%	64.49%	1.24%
Net Income	1,651,979	1,770,494	7.17
Earnings per Share	5.5066	5.9016	7.17
Earnings per ADS in US$	4.0993	4.3934	7.17

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.4330

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M14 were Ps.2,827.03 million, resulting in an annual average tariff per workload unit of Ps.158.90. ASUR’s regulated revenues accounted for approximately 67.41% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2014, airport concessions represented 68.47% of the Company’s total assets, with current assets representing 17.49% and other assets representing 14.03%.

Cash and cash equivalents on September 30, 2014, were Ps.3,099.32 million, a 146.06% increase from the Ps.1,259.56 million in cash and cash equivalents recorded on December 31, 2013.

Shareholders’ equity at the close of 3Q14 was Ps.18,093.63 million and total liabilities were Ps.4,952.01 million, representing 78.51% and 21.49% of total

ASUR 3Q14, Page 13 of 19

assets, respectively. Deferred liabilities represented 33.21% of the Company’s total liabilities.

Total bank debt at September 30, 2014 was Ps.2,886.00 million, including Ps.2.10 million in accrued interest and commissions.

During 3Q14, ASUR made aggregate principal payments of Ps.5.5 million in connection with the Ps.50.00 million three-year credit agreement entered by our Veracruz airport subsidiary.

Capital Expenditures

During 3Q14, ASUR made investments of Ps.235.04 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 9M14 capital expenditures totaled Ps.320.43 million.

3Q14 Earnings Conference Call

Day:	Thursday, October 23, 2014

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number::	1-888-259-8389 (US & Canada) and 1-913-312-1451 (International & Mexico)

Access Code:	9215102

Please dial in 10 minutes before the scheduled start time.

Replay:	Thursday, October 23, 2014 at 1:00 PM US ET, ending at midnight US ET on Thursday, October 30, 2014. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 9215102

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules article 4.033.01 ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR

ASUR 3Q14, Page 14 of 19

agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 22, 2014